SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 23rd June, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F     X

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Twin Mining Corporation

                                         (Registrant)

Date June 23, 2005

       s.   Hermann Derbuch

        Chairman, President & CEO

Press Release

Toronto, June 23, 2005

Twin Mining’s Vista and Jackson Inlet East Claim Blocks Reveal High Diamond Potential

Twin Mining Corporation (“Twin”) (TSX-TWG) is pleased to announce that the electron microprobe analyses of minerals picked from the 1200 till (soil) samples collected in 2004 from the Vista claims have confirmed that all 15 reported* clusters of kimberlite indicator minerals contain grains with chemistry indicative of  conditions for high diamond preservation and/or of diamond stability field origin. In addition, microprobe results from several samples collected from the Jackson Inlet East claims have raised the 2005 drilling priority of three clusters containing 15 of the 78 magnetic anomalies (drill targets) detected by the Fugro MIDAS II™ airborne survey (see press release dated February 8, 2005) on the Jackson Inlet East and West Claim Blocks. These latest results confirm that the Vista Claim Blocks constitute a significant expansion of Twin’s Brodeur Diamond Project.

Eight of the Vista clusters are of especially high interest because of the presence of both chrome diopsides (clinopyroxenes) and magnesium (Mg)-ilmenites (picroilmenites). One cluster has a full suite of the key indicator minerals including olivine of mantle parentage, chrome diopside, Mg-ilmenites and a pyrope that plots well inside Sobolev’s (1973) field of harzburgitic (G10) garnet above the graphite/diamond constraint of Grutter et al  (2003).  At another cluster, a garnet is interpreted as a titanium-rich pyrope megacryst.

Evidence of the conditions for diamond preservation (see graph on website depicting Mg-ilmenite FeO vs Al2O3 and diamond preservation fields) are complemented by MnO contents of Cr-pyrope garnets (>2 wt. % Cr2O3) indicating that a large proportion (~45%) of grains could have been derived from the diamond stability field under conditions of a 40 mW/m2 geothermal gradient (Grutter et al 1999).

The clinopyroxene minerals also provide a similar conclusion. They establish that a pressure/temperature array corresponds to a 47 mW/m2 conductive geotherm which is rooted inside the diamond stability field.

The 2005 July/August exploration program consists of an aeromagnetic survey on Vista and drilling of 20 to 30 targets located on the Jackson Inlet Claim Blocks. Mr. Dallas Davis – Consultant Diamonds, Twin Mining’s qualified person in all matters of diamond exploration states: “The indicator mineral chemistry from electron microprobe analyses has given Twin Mining a very cost effective means for refining the boundaries of those portions of the 980,000 acre Vista claim blocks currently being surveyed by Fugro’s Midas IITM system”.

The Brodeur Diamond Project consists of the 270,000 acre Jackson Inlet East and West Claim Blocks and the 980,000 acre Vista Claim Blocks. Discoveries on the Jackson Inlet Claim Blocks consist of 3 diamondiferous pipes (+50 carats excavated including 30 gem-quality diamonds between 0.25 and 1.557 carats), a 1.7 km diamondiferous kimberlite corridor (50 kg of kimberlite chips containing 13 diamonds) and 78 new drill targets.

About Twin Mining:

Twin Mining is a socially environmentally responsible mineral exploration and development company with two 100 per cent owned promising diamond exploration properties located in Canada’s Eastern Arctic, a gold exploration property in Quebec and a near production 100 per cent owned gold project located in Idaho, U.S.A.

* see press release February 17, 2005

For further information contact:

      For Renmark Financial Communications

Hermann Derbuch, P.Eng.,                                                       Cameron: tcameron@renmarkfinancial.com

Chairman, President & CEO                                                     Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 777-0013   Fax: (416) 777-0014

                      Media - Cynthia Lane: clane@renmarkfinancial.com

E-mail: info@twinmining.com                                                  Tel.: (514) 939-3989 www.renmarkfinancial.com